UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

January 14, 2015

Date of Report (Date of earliest event reported)

il2m INTERNATIONAL CORP.

(Exact name of registrant as specified in its charter)

Nevada	333-176587	27-3492854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3500 West Olive Avenue Suite 810 Burbank, California	91505
(Address of principal executive offices)	(Zip Code)

(702) 726-0381

Registrant’s telephone number, including area code

N/A

 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1. REGISTRANT’S BUSINESS AND OPERATIONS

ITEM 1.01  ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Settlement Agreement

On January 13, 2015, the Board of Directors of il2m International Corp., a Nevada corporation (the "Company") authorized the execution of that certain settlement agreement and stipulation dated January 13, 2015 (the "Settlement Agreement") with IBC Funds LLC, a Nevada limited liability company ("IBC Funds").

The Company had certain payables outstanding due and owing to creditors aggregating $125,284.00 (collectively, the "Payables"). IBC Funds purchased the Payables from their respective holders and subsequently filed a claim against the Company in the Circuit Court of the Twelfth Judicial Circuit in and for Manatee County, Florida (the "Circuit Court"), Case No. 2015 CA 000208 NC (the "Claim"), for the payment of the Payables. Thus, the Company and IBC Funds desired to resolve and settle the Payables and entered into the Settlement Agreement. In accordance with the terms and provisions of the Settlement Agreement, the Company and IBC Funds agreed to submit the Settlement Agreement to the Circuit Court for a hearing on fairness of such terms and conditions and the issuance of settlement shares exempt from registration. In settlement of the Claims, the Company shall initially issue and deliver to IBC Funds in one or more traunches shares of its common stock sufficient to satisfy the compromised amount at a 45% discount to market based on the market price during the valuation period and further issue to IBC Funds 2,500,000 free-trading shares as a settlement fee (collectively, the "Settlement Shares").

The Circuit Court Judge, Honorable Rochelle T. Curley, issued an Order dated January 14, 2015 reflecting that a hearing was held as to the fairness of the terms and conditions of the Settlement Agreement and order that the resale of the Settlement Shares by IBC Funds will be exempt from registration under the Securities Act of 1933, as amended (the "Securities "Act"), in reliance upon Section 3(a)(1) of the Securities Act.

The Board of Directors determined it was in the best interests of the Company and its shareholders to enter into the Settlement Agreement and resulting 3(a)(10) issuance of Settlement Shares in order to ensure the acceleration of generation of revenue from multiple sources.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01    Financial Statements and Exhibits

(a) Financial Statements of Business Acquired.

Not applicable.

(b) Pro forma Financial Information.

Not applicable.

(c) Shell Company Transaction.

Not applicable.

(d) Exhibits.

10.01	Settlement Agreement and Stipulation dated January 13, 2015 between il2m International Corp. and IBC Funds LLC.

10.02	Circuit Court Order Granting Approval of Settlement Agreement and Stipulation dated January 14, 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

il2m INTERNATIONAL CORP.

DATE: January 20, 2015	/s/ Sarkis Tsaoussian
Sarkis Tsaoussian
President/Chief Executive Officer

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